BARNETT & LINN
ATTORNEYS AT LAW
23564 Calabasas Road, Suite 205 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

October __, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn: Karl Hiller, Branch Chief

Michael Fay, Staff Accountant

Re: New Western Energy Corporation (“Registrant”)

Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2013

Filed on April 14, 2014

File No. 000-54343

Attn:	Karl Hiller, Branch Chief
Michael Fay, Staff Accountant

Re:	New Western Energy Corporation (“Registrant”)
Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2013
Filed on April 14, 2014
File No. 000-54343

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2013 (“Amendment No. 2”). The Amendment No. 2 has been revised in accordance with the Commission’s October 8, 2014 comment letter (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Form 10-K/A for the Fiscal Year ended December 31, 2013

Description of Business, page 2

1.                  In accordance with your comment we have revised the disclosure throughout the entire Amendment 2 to encompass all narratives (including “Notes to Financial Statements”) relating to the lack of oil and gas reserves to adhere to the requirements of the SEC including those set forth in Subpart 229.1200 and Rule 4-10(a) of Regulation S-K and the Commission’s Compliance and Disclosure Interpretations of the Oil and Gas Rules.

In addition, we have revised Item 9A Controls and Procedures on page 27 to disclose a material weakness relating to the classification, categorizing and disclosure oil and gas reserves.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. Khazali, CEO